UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Matrixx Initiatives, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

57685L105
(CUSIP Number)

Braden M. Leonard
65 E Cedar - Suite 2
Zionsville, IN 46077

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  57685L105

1.           Name of Reporting Person.
              BML Investment Partners, L.P.(1)

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)           ☐

(b)           ☒

3.           SEC Use Only

4.           Source of Funds (See Instructions):  WC

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐

6.           Citizenship or Place of Organization:  Delaware

Number of            7.               Sole Voting Power               0
Shares
Beneficially          8.               Shared Voting Power           935,000(1)
Owned by Each
Reporting             9.               Sole Dispositive Power       0
Person With
                              10.              Shared Dispositive Power  935,000(1)

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  935,000(1)

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.         Percent of Class Represented by Amount in Row (11):  9.9%(2)

14.         Type of Reporting Person (See Instructions)
                              PN

(1) BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

(2) Calculated based on 9,398,587 shares of the Issuer's common stock, par value $0.001, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010.

Explanatory Note

This statement constitutes Amendment No. 1 to the Schedule 13D (as amended, the "Schedule 13D") filed by BML Investment Partners, L.P. on January 25, 2011 with respect to the common stock, par value $0.001 (the "Common Stock") of Matrixx Initiatives, Inc. (the "Issuer").  Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.    Purpose of Transaction

BML Investment Partners, L.P. (the "Reporting Person") acquired the Common Stock beneficially owned by the Reporting Person in the ordinary course of purchasing, selling and investing in securities. On December 14, 2010, the Issuer announced that it had entered into an Agreement and Plan of Merger (the "Proposed Merger") with affiliates of H.I.G. Capital, LLC (the "Purchaser") and that  Purchaser agreed to commence a cash tender offer (the "Offer", and together with the Proposed Merger, the "Transaction") to purchase all of the Issuer’s outstanding shares of Common Stock at a price of $8.00 per share (the "Offer Price").  The Reporting Person filed a statement on Schedule 13D on January 25, 2011 to file a letter sent by the Reporting Person to the Chairman of the Board, Chief Executive Officer, and Board of Directors of the Issuer objecting to the Offer Price and notifying the Issuer that the Reporting Person would not tender its shares in the Offer at the Offer Price.

On February 1, 2011, the Reporting Person entered into a Tender and Voting Agreement by and among Wonder Holdings Acquisition Corp., Wonder Holdings, Inc. and the Reporting Person (the "Agreement").  Pursuant to the Agreement, the Reporting Person has agreed to, among other things, (i) tender into the Offer (and not withdraw) and sell, pursuant to and in accordance with the terms of the Offer and the documents governing the Offer, all shares of the Issuer's Common Stock owned by the Reporting Person, and (ii) vote all shares of the Issuer's Common Stock owned by the Reporting Person in favor of the Proposed Merger and against any actual or proposed action that would impede, interfere with, delay, postpone, or adversely affect the Transaction, at any meeting of the stockholders of the Issuer; provided that, the Purchaser shall have amended the terms of the Offer such that the Offer Price is at least $8.75 per share of Issuer Common Stock.  A copy of the Agreement is attached to this filing as Exhibit B.

 All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Person were acquired for investment purposes.  Except as set forth herein, the Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

The Reporting Person reserves the right, subject to the Agreement, to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

Item 6 is hereby amended and restated in its entirety as follows:

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The description of the Agreement set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7 is hereby amended to add the following:

Item 7.    Material to be Filed as Exhibits

Exhibit B – Tender and Voting Agreement by and among Wonder Holdings Acquisition Corp., Wonder Holdings, Inc. and BML Investment Partners, L.P. dated February 1, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 3, 2011

            BML Investment Partners, L.P., a Delaware limited partnership

            By: BML Capital Management, LLC, an Indiana
            limited liability company

            By: Braden M. Leonard
                Name: Braden M. Leonard
            Title:   Managing Member

Attention:   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).